STRATEGIC INVESTMENTS OPPORTUNITIES LLC
5990 Washington St.
Denver, CO 80216

February 16, 2022

BY EMAIL

Board of Directors
Lee Enterprises, Incorporated
4600 E. 53rd Street
Davenport, IA 52807
Attn: C. Dana Waterman, III
        Secretary

Re: **Lee Enterprises, Incorporated's Voting Standard for Director Elections**

Dear Members of the Board of Directors:

Strategic Investment Opportunities LLC (together with certain of its affiliates, "we" or "Opportunities"), is a significant stockholder of Lee Enterprises, Incorporated (the "Company"), beneficially owning 6.2% of the outstanding shares of the Company. We are writing to the Company's Board of Directors (the "Board") today because we believe the Company's determination, as set forth on page 8 of its January 24, 2022 definitive proxy statement, that the election of directors at the Company's 2022 annual meeting of stockholders (the "Annual Meeting") is contested and, therefore, subject to a plurality vote standard, is disingenuous, improper and, most importantly, an unlawful manipulation of the Company's corporate machinery. Given the Company's claim that Opportunities' nomination of director candidates (the "Opportunities Nominees") for election at the Annual Meeting was invalid *ab initio*, we find it equally concerning and curious that the Board has determined that the election of directors at the Annual Meeting is a contested election, and that the Board has failed to revisit this decision since the February 14, 2022 ruling by the Court of Chancery of the State of Delaware relating to the Opportunities Nominees.

Article II, Section 8 of the Company's Second Amended and Restated By-Laws (the "Bylaws") reads as follows with respect to the election of directors:

Each director shall be elected by the vote of a majority of the votes cast with respect to the director's election at any meeting for the election of directors at which a quorum is present; provided, however, that if, as of a date that is 14 days in advance of the date that the Corporation files its definitive proxy statement (regardless of whether or not thereafter revised or supplemented) with the U.S. Securities and Exchange Commission (the "SEC"), the number of nominees exceeds the number of directors to be elected (a "Contested Election"), the directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors. For purposes of these By-laws, a majority of the votes cast means that the number of shares voted "for" a director's election must exceed the number of votes cast "against" that director's election (with "abstentions" and "broker non-votes" not counted as a vote cast either "for" or "against" that director's election). If an incumbent director nominee fails to receive a sufficient number of votes for re-election in an election that is not a Contested Election, such director shall submit an irrevocable resignation contingent on acceptance of that resignation by the Board of Directors in writing to the chairman of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee shall make a recommendation to the Board of Directors whether to accept or reject the resignation, or whether other action should be taken. The Board of Directors shall act on the resignation, taking into account the Nominating and Corporate Governance Committee's recommendation, and publicly disclose its decision and, if such resignation is rejected, the rationale behind its decision within 90 days from the date of the certification of the election results. The Nominating and Corporate Governance Committee in making its recommendation and the Board of Directors in making its decision each may consider any factors and information that they consider appropriate and relevant.

Of note, the foregoing Bylaw provision provides for a director resignation policy in *uncontested* elections, whereby any incumbent director who fails to receive the requisite number of votes for his or her re-election shall submit an irrevocable resignation contingent on acceptance of that resignation by the Board upon recommendation from the Nominating and Corporate Governance Committee.

As you, the Board, are likely well aware, LEE has not once acknowledged the validity of the Opportunities Nominees. As publicly stated by the Company in its December 3, 2021 press release, and as corroborated in its subsequent proxy materials, the "Board has determined that Alden's attempted nomination notice does not satisfy the clear requirements of its bylaws. Because Alden failed to deliver a notice that complies with Lee's bylaw requirements prior to the nomination deadline, Alden may not nominate any candidates for election to the Board at the 2022 Annual Meeting. Accordingly, Lee will not recognize Alden's nominations, and any proxies submitted, or votes cast, for the election of Alden's director candidates will be disregarded."

However, despite its position on the invalidity of Opportunities' nomination of the Opportunities Nominees, the Board has, contrary to sound logic and its own views, determined that the election of directors at the Annual Meeting is contested. As set forth in the Company's definitive proxy statement:

The provisions of the By-Laws relating to majority voting for directors will not be applicable at the Annual Meeting because Alden submitted the Purported Nomination Notice stating it intends to nominate its purported nominees for election to the Board and the litigation regarding the validity of the Purported Nomination Notice was pending as of the date that was 14 days in advance of the date that we filed the definitive version of this Proxy Statement with the SEC. Accordingly, pursuant to the By-Laws, plurality voting will instead apply. Under the plurality voting provisions of our By-Laws, directors will be elected by the vote of a plurality of the shares represented in person or by proxy at the Annual Meeting and entitled to vote on the election of directors. Therefore, the three nominees for director who receive the most votes cast by the shares represented in person or by proxy at the Annual Meeting and entitled to vote in the election will be elected at the Annual Meeting.

We disagree with any such interpretation and/or determination by the Board and we believe the correct reading of the Bylaw provision would require the election of directors at the Annual Meeting be subject to a majority voting standard. In our view, it is abundantly clear that the Board made the foregoing determination as a means to further entrench itself and to avoid the potential embarrassment of the Company's director nominees receiving less than a majority of the votes cast and being forced to submit their resignations. Rather, the Company is attempting to establish a baseless foundation for its nominees to run unopposed, and still be eligible for re-election if even just a single stockholder votes in favor of such nominees' re-election.

In addition, in a number of materials distributed to stockholders both in connection with the Annual Meeting and prior to our public involvement, the Company appears to tout its adoption of a majority voting standard in director elections and director resignation policy as examples of recent corporate governance enhancements. We find it patently absurd that the Company is attempting to, on the one hand, present itself to stockholders as following best governance practices in the election of directors while, on the other hand, simultaneously attempting to manipulate its Bylaws to avoid accountability to stockholders in the election of directors.

Why the Company believes it can contravene its own Bylaws and administer an uncontested election with a plurality voting standard, where the Board's nominees would be re-elected to the Board if they receive just one vote, is confounding and in contravention of widely accepted corporate governance practices.

Accordingly, we hereby request that the Board take immediate action to ensure that at the election of directors at the Annual Meeting, each director is subject to a majority vote standard and the director resignation policy, as is set forth in the Bylaws.

As time is of the essence, we hereby request a response to this letter or public disclosure that the Company has amended its Bylaws to remedy this deficiency, by 5:00 p.m. E.T. on February 18, 2022. We look forward to your prompt attention to this matter.

Sincerely,

Marshall W Anstandig
28F0407CC72F462...

Marshall Anstandig
Strategic Investment Opportunities LLC

cc: Andrew Freedman, Olshan Frome Wolosky LLP